FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of October, 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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      Multicanal S.A. Extends APE Solicitation and Cash Option Solicitation


BUENOS AIRES, October 2, 2003 - Multicanal S.A. (the "Company") today announced that it is extending until 5:00 p.m., New York City time, on December 12, 2003, unless further extended by the Company in its sole discretion, its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of powers of attorney in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE").

The Company also announced today that it is extending until 5:00 p.m., New York City time, on December 12, 2003, unless further extended by the Company in its sole discretion, its offer to purchase for cash (the "Cash Option Solicitation") not more than U.S.$131 million of its Existing Debt at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase.

As of 5:00 p.m., New York City time, on October 1, 2003, holders (including certain holders who may not have submitted complete documentation) of approximately U.S.$279.2 million or approximately 53% principal amount of Existing Debt in the aggregate have either tendered in the Cash Option Solicitation or agreed to participate in the APE Solicitation.

A holder of Existing Debt that has tendered in either the Cash Option Solicitation or the APE Solicitation prior to the date hereof or that elects to participate in the APE Solicitation or the Cash Option Solicitation after the date hereof will not be entitled to withdraw its power of attorney and tenders.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for both the Cash Option Solicitation and the APE Solicitation is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Option Solicitation and the Exchange Agent for the APE Solicitation is JPMorgan Chase Bank and its telephone number is
(212) 623-5162.

                                      * * *


              This extension notice is dated as of October 2, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MULTICANAL S.A.



Buenos Aires, Argentina, October 2, 2003       By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer